SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                          ----------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No ) *

                             Pegasus Gold Inc.
                      -------------------------------
                             (Name of issuer)

                               Common Shares
                      -------------------------------
                      (Title of Class of Securities)

                                 7055K106
                      -------------------------------
                              (CUSIP Number)

                    Mr P Acton, Mercury Asset Management plc
          33 King William Street, London EC4R 9AS Tel No 0171 203 5741
    -------------------------------------------------------------------------
   Name, Address and Telephone Number of Person Authorised to Receive Notices
                              and Communications)

                                January 10, 1997
            -------------------------------------------------------
             (Date of Event which Requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

                                  Page 1 of 17



2776

Schedule 13D

CUSIP No. __________________________

------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
        MERCURY ASSET MANAGEMENT plc

------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]

                                                             (B) [ ]
------- -----------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
------- -----------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

        IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]
------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANISATION

        ENGLAND
------------------------ ------- ----------------------------------------------
                         7       SOLE VOTING POWER

                                 NONE
   NUMBER OF             ------- ----------------------------------------------
    SHARES                8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                      NONE
    EACH                 ------- ----------------------------------------------
  REPORTING               9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                         2,925,800
                         ------- ----------------------------------------------
                         10      SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                [ ]
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.12%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer
        -------------------

        The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pegasus Gold Inc. (the "Company") whose principal executive offices are located at 601 West First Avenue, Suite 1500, Spokane, WA 99204. Its telephone number is (509 624 4653) .

Item 2. Identity and Background
        -----------------------

        This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

        Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

        Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments.

        Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

        The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

        Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

        The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction
        ----------------------

        The Common Shares were acquired for the purpose of investment.

        (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

        Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

        (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalisation or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

        (j) any action similar to any of those set forth above.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 2,925,800 Common Shares or approximately 7.12% of the Common Shares outstanding.

        (b) See Item 2 above.

        (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

        (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------

        Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
        --------------------------------
        None.



                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 24, 1997

                                     for Mercury Asset Management plc.

                                     By  /s/ James Stratford
                                         -------------------
                                         Authorised Signatory
                                           James Stratford


   ANNEX A

                                      MERCURY ASSET MANAGEMENT plc.
Executive Officers                                                     Principal
and Directors                            Business Address              Occupation       Citizenship
-------------                            ----------------              ----------       -----------
Joint Chairman
--------------

David William James PRICE             33 King William Street,           Investment        British
(Joint Chairman)                      London, EC4R 9AS.                 Director

Stephen Anthony ZIMMERMAN             33 King William Street,           Investment        British
(Joint Chairman)                      London, EC4R 9AS.                 Director

Deputy Chairman
---------------

Carol GALLEY (Miss)                   33 King William Street,           Investment        British
(Deputy Chairman)                     London, EC4R 9AS.                 Director

Christopher Nigel                     33 King William Street,           Investment        British
HURST-BROWN                           London, EC4R 9AS                  Director
(Deputy Chairman)

Frederick David Stewart               33 King William Street,           Investment        British
ROSIER (Deputy Chairman)              London, EC4R 9AS                  Director

Vice Chairman
-------------

Dr. Ross John BUNCE                   33 King William Street,           Investment        British
(Vice Chairman)                       London, EC4R 9AS                  Director

Andrew Searle DALTON                  33 King William Street,           Investment        British
(Vice Chairman)                       London, EC4R 9AS.                 Director

Charles Vivian JACKSON                33 King William Street,           Investment        British
(Vice Chairman)                       London, EC4R 9AS                  Director

Directors
---------

Ian ARMITAGE                          33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Norman McLeod BACHOP                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Ian Christopher Simon BARBY           33 King William Street,           Investment        British
(Director)                            London,  EC4R  9AS                Director

Stuart John BAXTER                    33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  DIrector

Thomas Jan BERGER                     33 King William Street,           Investment        American
(Director)                            London, EC4R 9AS                  Director

David Thomas Alan BOYLE               33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Carol Consuelo BROOKE                 33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

John Loughlin CALLAHAN                33 King William Street,           Investment        American
(Director)                            London, EC4R 9AS                  Director

David John CAUSER                     33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Thomas William George                 33 King William Street,           Investment        British
CHARLTON                              London, EC4R 9AS                  Director
(Director)

Nicholas James CHARRINGTON            33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Colin Martin CLARK                    33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Nicholas James COATS                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Stephen Benedict COHEN                33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

John Nicholas COTTON                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Graham Richard DIXON                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Charles Bowen FARQUHARSON             33 King William Street,           Company           British
(Company Secretary                    London, EC4R 9AS                  Secretary
& Director)                                                             & Director

Christopher Nigel Holland             33 King William Street,           Investment        British
 FOSTER (Director)                    London, EC4R 9AS                  Director

Seiichi FUKUYAMA                      33 King William Street,           Alternate         Japanese
(Director)                            London EC4R 9AS                   Director

Peter John GIBBS                      33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Peter John Woodville                  33 King William Street,           Investment        British
HARRISON (Director)                   London, EC4R 9AS                  Director

Paul HARWOOD                          33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Timothy John HASTON                   33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Andrew Malcolm                        33 King William Street            Investment        British
HUNTER-JOHNSTON                       London, EC4R 9AS                  Director
(Director)

Michael Francis Mostyn                33 King William Street,           Investment        British
Owen JODRELL                          London, EC4R 9AS                  Director
(Director)

Andreas Christian Jutting             33 King William Street            Investment        Danish
LEHMAN                                London, EC4R 9AS                  Director
(Director)

Dr. Gordon Alan LINDSAY               33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Gary LOWE                             33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Roderick James MACLEOD                33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Paul Roderick Clucas MARSHALL         33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Keith Richard MULLINS                 33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Masaru NISHIZAWA                      Hibiya Kokusai Building,          Investment        Japanese
(Director)                            2-2-3 Uchisaiwaicho,              Director
                                      Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY            33 King William Street,           Investment        Australian
(Director)                            London, EC4R 9AS                  Director

Thomas Andrew OATES                   33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Peter Vincent OLSBERG                 33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Ching Han ONG                         33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Roderick Louis PARIS                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

John PARSLOE                          33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Andrew Phillip PICKARD                33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Ronald William PULLEN                 33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

John William RICHARDS                 33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Nicholas King RITCHIE                 33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Alexander Frederick                   33 King William Street,           Investment        British
James ROE (Director)                  London, EC4R 9AS                  Director

Richard George ROYDS                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Lynn Christine RUDDICK                33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Clifford John SHAW                    Warburg Asset Management          Investment        British
(Director)                            Japan Ltd.,                       Director
                                      Hibiya Kokusai Building,
                                      7th Floor,
                                      2-2-3- Uchisaiwaicho,
                                      Chiyoda-ku, Tokyo 100

Ian Michael SLACK                     33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Peter William STANYER                 33 King William Street            Investment        British
(Director)                            London, EC4R 9AS                  Director

Rodney STEEL                          33 King William Street            Investment        British
(Director)                            London, EC4R 9AS                  Director

Hugh Alexander STEVENSON              33 King William Street,           Chairman of       British
(Director)                            London, EC4R 9AS                  Mercury Asset
                                                                        Management
                                                                        Group plc

Barry William WOOLF                   33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director
</TABLE



                                   MERCURY ASSET MANAGEMENT GROUP plc
Executive Officers                                                      Principal
and Directors                            Business Address               Occupation      Citizenship
-------------                            ----------------               ----------      -----------

Chairman
--------
Hugh Alexander STEVENSON              33 King William Street,           Investment        British
(Chairman)                            London, EC4R 9AS.                 Director

Deputy Chairman
---------------

David William James PRICE             33 King William Street,           Investment        British
(Deputy Chairman)                     London, EC4R 9AS.                 Director

Stephen Anthony ZIMMERMAN             33 King William Street,           Investment        British
(Deputy Chairman)                     London, EC4R 9AS.                 Director

Vice Chairman
-------------

Carol GALLEY (Miss)                   33 King William Street,           Investment        British
(Vice Chairman)                       London, EC4R 9AS.                 Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON             33 King William Street,           Company           British
(Secretary)                           London, EC4R 9AS.                 Secretary

Directors
---------

Paul Graham BOSONNET                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS.                 Director

David John CAUSER                     33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Andrew Searle DALTON                  33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS.                 Director

Peter Stormonth DARLING               33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Hugh Jon FOULDS                       33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Christopher Nigel                     33 King William Street,           Investment        British
HURST-BROWN (Director)                London, EC4R 9AS                  Director

Charles Vivian JACKSON                33 King William Street,           Investment        British
(Director)                            London, EC4R 9AS                  Director

Frederick David Stewart               33 King William Street,           Investment        British
ROSIER (Director)                     London, EC4R 9AS                  Director

John Charles Grayson                  33 King William Street,           Investment        British
STANCLIFFE                            London, EC4R 9AS                  Director
(Director)
</TABLE


ANNEX A

                                                  Mercury Asset Management Group plc
                                                  ----------------------------------

                                                            Directors Lists
                                                            ---------------

                                                        CORPORATE INFORMATION
                                                        ---------------------

                                                           Field of                 Country of
Name                             Registered Office         Activity                 Incorporation
----                             -----------------         --------                 -------------

Mercury Asset Management Group   33 King William Street,   Holding Company          England
plc                              London, EC4R 9AS

Mercury Asset Management plc     33 King William Street,   Investment               England
                                 London, EC4R 9AS          Management and Advice


ANNEX  B

                                PEGASUS GOLD INC.
                                -----------------

                                  COMMON SHARES
                                  -------------

DATE         PURCHASE      SALE      PRICE PER SHARE     DAILY TOTALS
06.21.96     150,000                 12.63290            150,000
06.24.96     125,000                 12.64260            275,000
06.27.96     4,000                   12.00000            279,000
07.01.96     78,000                  12.55950            357,000
07.02.96     257,000                 12.73780            614,000
07.03.96     31,700.                 12.75000            645,700
07.05.96     12,400                  12.85930            658,100
07.08.96     36,100                  12.81280            694,200
07.09.96     99,800                  12.79240            794,000
07.10.96     46,500                  12.87340            840,500
07.12.96     11,300                  12.75000            851,800
07.19.96     138,900                 12.26440            990,700
07.24.96     42,000                  11.80650            1,032,700
07.26.96     50,000                  12.06450            1,082,700.
07.31.96     186,000                 11.70027            1,268,700
08.01.96     73,300                  12.09070            1,342,000
08.02.96     9,200                   12.21740            1,351,200
08.05.96     91,200                  12.81470            1,442,400
08.06.96     72,500                  12.54190            1,514,900
08.07.96     73,600                  12.30430            1,588,500
08.09.96     117,900                 11.81510            1,706,400
08.12.96     20,000                  11.55630            1,726,400
08.13.96     22,000                  11.56820            1,748,400
08.15.96     71,000                  11.58060            1,819,400
08.16.96     50,000                  11.50000            1,869,400
08.19.96     106,500                 11.50095            1,975,900
08.20.96     93,100                  11.75000            2,069,000
08.21.96     166,900                 11.69383            2,235,900
08.22.96     40,000                  11.79688            2,275,900
08.27.96     88,000                  11.99858            2,363,900
08.29.96     80,000                  12.39063            2,443,900
08.30.96     101,750                 12.09429            2,545,650
09.09.96     46,150                  11.75393            2,591,800
10.22.96     39,500                  10.45820            2,631,300
10.23.96     44,500                  10.59920            2,675,800
10.25.96     11,000                  10.50000            2,686,800
11.07.96     103,000                 10.14680            2,789,800
11.25.96                   9,100     10.00000            2,780,700
11.26.96                   233,100   9.44147             2,547,600
11.27.96                   86,500    9.34910
             120,900                 9.31250
             29,100                  9.39519
                           110,300   9.31250             2,500,800
11.29.96     57,500                  9.36685             2,558,300
12.02.96     121,000                 9.12061             2,679,300
12.03.96     50,000                  8.89138
                           77,500    8.88100             2,651,800
12.04.96                   3,000     8.92290             2,648,800
12.05.96                   123,000   8.89510             2,525,800
12.12.96     150,000                 8.62130             2,675,800
12.13.96     82,400                  8.58760             2,758,200
12.16.96     67,600                  8.51290             2,825,800
01.10.97     100,000                 7.55180             2,925,800.